

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via fax (650) 230-7192

August 26, 2010

Mr. Randall A. Lipps
President & CEO
Omnicell, Inc.
1201 Charleston Road
Mountain View, CA 94043

> **Re: Omnicell, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed February 24, 2010**
> **File No. 000-33043**

Dear Mr. Lipps,

　　We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issued raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief